UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 12, 2008

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 12, 2008

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS PROGRESS IN QUARTER ENDING SEPTEMBER 30 2008

November 12, 2008, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; AMEX: GBN; JSE: GBG) announces results for the quarter ending September 30, 2008. Two of the highlights subsequent to the quarter were the granting of the New Order Mining Right for its Burnstone Project in South Africa and the positive feedback on the third milling campaign completed at Newmont's Midas Mine for the Company's Hollister Project in the United States.

The Company incurred a loss of CDN 15 cents compared to the CDN 16 cents loss for the June 2008 quarter. No revenue was recognized during the quarter as the batch processing of ore material at Newmont's Midas Mill was still underway. Pre-development expenses for both projects decreased from CDN$32.5 million to CDN$28.5 million quarter on quarter.

On October 29, 2008, the Company announced that the Department of Minerals and Energy had granted Southgold Exploration, the Company's wholly owned subsidiary, a New Order Mining Right. This now allows the Company to mine for gold, silver and aggregate in the Burnstone Project area. Burnstone development costs will now be capitalized as from November 2008.

Good progress was also made with the development of surface and underground infrastructure at the Burnstone Project. At November 10, 2008, 2,019 meters of decline development had been completed, with 181 meters of further development remaining in the cross-cut to reef. The Company remains on target to access the bulk mining area in early 2009.

Sinking of the vertical shaft at Burnstone commenced during April 2008, and at November 10, 2008, the shaft had reached a depth of 165 meters below surface. Twenty meters of the 80 meters of development required for the construction of a clear water dam level have been completed and additional activities are now focused on constructing the permanent headgear as well as the installation of the main sinking winder. On completion, a faster rate of shaft sinking will be achieved. The final depth of the shaft is planned at 501 meters.

Although project funding to a total amount of CDN$122 million has been recommended by the respective credit committees of Investec Bank Ltd and Nedbank Capital, a division of Nedbank Ltd, final approval is outstanding and is expected in the next few days. Of the total project funding, an amount of CDN$17 million will be available as standby-debt for potential cost overruns. To date, CDN$26 million of the current facility with Investec Bank Ltd has been drawn down. The total cost of the debt is approximately 16%. In terms of the facility agreement, the Company is obliged to contribute another CDN$35 million to the project before the next draw down.

Good progress was also reported from the Hollister Property in Nevada, USA. Trial stoping continued on the Gweneviere and Clementine veins with a total of 9,873 tons being extracted during the quarter. A total of 11,239 tons at a head grade of 1.5 oz/t of gold and 12.0 oz/t of silver were milled from which a net of 15,418 gold equivalent ounces were recovered [1]. Recoveries of 88% and 93% were reported for gold and silver, respectively. Approximately US$10 million of revenue is expected to be realized from this campaign in the December quarter. Year to date, an estimated total of 46,910 equivalent ounces have been extracted at Hollister.

A total of 17,225 tons at an estimated head grade of 1.4 oz/t of gold and 10 oz/t of silver have been stockpiled.

Underground cash costs totaled US$360/oz during the quarter, which is a 17% decrease from the June quarter. The operation will benefit from economies of scale as the tonnage build-up continues. Metallurgical processing costs incurred on the ore treated subsequent to the quarter end are based on a 20% of actual metal recovery and equates to US$175/oz, inclusive of $10 in transportation costs. The Company is currently reviewing alternative facilities to treat its ore and plans to have an improved arrangement in place by December 2008.

To allow for flexibility, underground waste development is ahead of schedule with 10,379 feet being completed compared to the plan of 5,394 feet. This has resulted in an acceleration of pre-development expenses.

Positive surface exploration results continued with follow up drilling in the newly discovered vein system in the Hatter Graben area of the Hollister Property. Although assays are pending, confirmation drilling continues to indicate the existence of an interesting and prospective deposit. Although the Company plans to cut back on all exploration expenditures, it is anticipated that exploration in this exciting area will continue.

President and CEO Ferdi Dippenaar commented; "Although we have made good progress in all areas of our business, recent events in the capital market have focused us on preserving our cash resources and allocating expenditures in areas that will ensure that we meet production targets. We will continue with limited surface exploration, mainly on the Hollister Property in Nevada while the weather allows it. In the other regions, we have cut back on expenditures until the cash position of the Company improves. At Burnstone, we are probably two months away from intersecting the reef in the decline, and mining will commence soon after. We are in the fortunate position, as we could see revenue from both operations within the next 6 months."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person has reviewed this release on behalf of the Company.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9113
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Gold equivalent is calculated at metal prices of US$828.96/oz for gold and US$12.22/oz for silver.